                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 5

                              TB WOOD'S CORPORATION
                   (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353

                                 SCOTT K. BAKER
                                   DECHERT LLP
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                +1 (215) 994-2992

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the Offeror)


                            CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                    AMOUNT OF FILING FEE**
-----------------------------------------  ------------------------------------

              $11,250,000.00                              $1,324.00

  * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 1,500,000 shares of common stock at the maximum tender offer price of $7.50 per share. Payment of the filing fee due in connection with this Schedule TO has been offset by amounts previously paid by TB Wood's Corporation as shown below. Accordingly, no filing fee is due at this time.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by TB Wood's Corporation

|X| Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:    $662.10          Filing Party:TB Wood's Corporation
       Form or Registration No.:  Schedule TO-I    Date Filed:  August 9, 2005

       Amount Previously Paid:    $662             Filing Party:TB Wood's Corporation
       Form or Registration No.:  Schedule TO-I/A  Date Filed:  September 28, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transaction to which the statement relates:
|_|  Third-party tender offer subject to Rule 14d-1.
|X|  issuer tender offer subject to Rule 13e-4.
|_|  going-private transaction subject to Rule 13e-3.
|_|  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

--------------------------------------------------------------------------------

                                  INTRODUCTION

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on August 9, 2005 and amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 7, 2005, Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 21, 2005, Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2005 and Amendment No. 4 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 12, 2005 (collectively, the "Schedule TO"), by TB Wood's Corporation, a Delaware corporation ("TB Wood's" or the "Company") relating to the offer by TB Wood's to purchase up to 1,500,000 shares of its common stock, par value $0.01 per share (the "common stock"), at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) under the Securities Exchange Act of 1934, as amended.

ITEM 11.  ADDITIONAL INFORMATION

         Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following which is incorporated by reference herein: "On October 21, 2005, TB Wood's issued a press release announcing preliminary results of the tender offer, a copy of which is filed as Exhibit
(a)(1)(K) to the Schedule TO and is incorporated by reference herein.

ITEM 12.   EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(O)*     Press Release dated October 21, 2005.


  *   Filed herewith.

                                                               SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 21, 2005                     TB WOOD'S CORPORATION


                                            By: /s/  JOSEPH C. HORVATH
                                            -----------------------------------
                                            Name: Joseph C. Horvath
                                            Title: Chief Financial Officer

                                  EXHIBIT INDEX

        (a)(1)(A)*  Offer to Purchase dated August 9, 2005.
        (a)(1)(B)*  Letter of Transmittal.
        (a)(1)(C)*  Notice of Guaranteed Delivery.
        (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
        (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
        (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (a)(1)(G)*  Press Release, dated August 9, 2005.
         (a)(1)(H) Press Release, dated August 1, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on August 1, 2005.
        (a)(1)(I)* Letter to Shareholders from the Chief Executive Officer of the Company, dated August 9, 2005.
        (a)(1)(J)*  Letter to Participants in the TB Wood's Corporation 401(k)
                    Plan dated August 9, 2005.
       (a)(1)(K)**  Press Release dated September 7, 2005.
      (a)(1)(L)***  Press Release dated September 21, 2005.
     (a)(1)(M)****  Press Release dated September 28, 2005.
    (a)(1)(N)*****  Press Release dated October 12, 2005.
   (a)(1)(K)******  Press Release dated October 21, 3005.
            (a)(2)  Not Applicable.
            (a)(3)  Not Applicable.
            (a)(4)  Not Applicable.
            (a)(5)  Not Applicable.
            (b)(1) Loan and Security Agreement, dated January 7, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors), incorporated by reference from
                    Exhibit 10.31 to TB Wood's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
           (b)(2)* First Amendment to Loan and Security Agreement, dated July 29, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors)
       (b)(3)***** Securities Purchase Agreement dated October 12, 2005 among TB Wood's Incorporated, a Pennsylvania corporation, Plant Engineering Consultants, LLC, a Tennessee limited liability company, and TB Wood's Enterprises, Inc., a Delaware corporation (as borrowers), AEA Mezzanine Funding LLC, a Delaware limited liability company, AEA Mezzanine Fund LP, a Delaware limited partnership, and AEA Mezzanine (Unleveraged) Fund LP, a Delaware limited partnership (as purchasers), the Company and T.B. Wood's Canada Ltd., an Ontario corporation (as Guarantors).
            (d)(1) TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 of the company originally filed September 1, 1995, Exhibit 10.39).
            (d)(2) TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K for fiscal year 1996, Exhibit 10.45).
            (d)(3) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.48).
            (d)(4) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.49).
            (d)(5) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.18).

            (d)(6) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.19).
            (d)(7) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.20).
            (d)(8) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.21).
            (d)(9) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.22).
           (d)(10) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Carl R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.23).
           (d)(11) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit 10.58)
           (d)(12) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.59)
           (d)(13) TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)
           (d)(14) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.62)
           (d)(15) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas
                    C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.63)
           (d)(16) Employment agreement between Joseph C. Horvath and TB Wood's Incorporated dated November 14, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.66)
           (d)(17) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben
                    H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.67)
           (d)(18) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben
                    H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.68)
           (d)(19) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.26)
           (d)(20) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.27)
           (d)(21) Employment agreement between William T. Fejes, Jr., and TB Wood's Incorporated dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.28)
           (d)(22) Employment Agreement between Thomas C. Foley and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K dated August 25, 2004, Exhibit 10.1)

           (d)(23) Employment Agreement between James R. Swenson and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K, dated August 25, 2004, Exhibit 10.2)
           (d)(24) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James
                    R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph
                    C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.32)
           (d)(25) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James
                    R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph
                    C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.33)
               (g)  Not Applicable.
               (h)  Not Applicable.

*      Previously filed on Schedule TO dated August 9, 2005.
**     Previously filed on Amendment No.1 to Schedule TO dated September 7, 2005.
***    Previously filed on Amendment No.2 to Schedule TO dated September 21, 2005.
****   Previously filed on Amendment No.3 to Schedule TO dated September 28, 2005.
*****  Previously filed on Amendment No.4 to Schedule TO dated October 12, 2005.
****** Filed herewith.